SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

           |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):  82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated March 10, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the year ended December 31, 2003.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the year ended December 31, 2003.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELBIT SYSTEMS LTD.
                                           (Registrant)


                                           By:    /s/ Ilan Pacholder
                                               ---------------------------------
                                           Name:  Ilan Pacholder
                                           Title:  Corporate Secretary

Dated:  March 10, 2004

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.       DESCRIPTION
    -----------       -----------

        1.            Press Release,  dated March 10, 2004.
        2.            Management  Report.
        3.            Financial Statements.

                                   EXHIBIT 1
                                   ---------


[GRAPHIC OMITTED]

                                                                EARNINGS RELEASE
                                                                ----------------

                      ELBIT SYSTEMS REPORTS FOURTH QUARTER
                      ------------------------------------
                          AND YEAR-END RESULTS FOR 2003
                          -----------------------------

     INCREASED  REVENUES, NET EARNINGS AND ORDER BACKLOG IN 2003

     o    CONSOLIDATED REVENUES - $898 MILLION
     o    CONSOLIDATED NET EARNINGS - $45.9 MILLION
     o    BACKLOG OF ORDERS - $1.75 BILLION

HAIFA,  ISRAEL,  MARCH 10, 2004 - ELBIT  SYSTEMS LTD. (THE  "COMPANY")  (NASDAQ:
ESLT), the international defense electronics company, today reported its consolidated results for the fourth quarter and year-ended December 31, 2003.

CONSOLIDATED REVENUES FOR THE YEAR ENDED DECEMBER 31, 2003 increased by 8.5% to $898 million from $827.5 million in 2002.

CONSOLIDATED REVENUES FOR THE FOURTH QUARTER OF 2003 increased by 10.3% to $262.8 million from $238.3 million in the corresponding quarter in 2002.

CONSOLIDATED NET EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2003 were $45.9 million compared to $45.1 million in 2002. Diluted earnings per share in 2003 were $1.14 as compared with $1.13 in 2002.

CONSOLIDATED NET EARNINGS FOR THE FOURTH QUARTER OF 2003 were $12.5 million compared to $13.1 million in the same period in 2002. Diluted earnings per share for the fourth quarter of 2003 were $0.31 as compared with $0.33 for the fourth quarter of 2002.

The employees' phantom stock option plan non-cash expense (after tax) for the fourth quarter and the year ended December 31, 2003 was $1.1 million and $3.8 million, respectively.

Excluding the effect of the employees' phantom stock option plan, the Company's consolidated net earnings for the year ended December 31, 2003 were $49.7 million and the diluted EPS was $1.24.

In 2002, the Company's financial results were effected by a $9.8 million (before tax) non-recurring charge due to an agreement reached with the Israeli Office of the Chief Scientist ("OCS"), and a $2.8 million reduction in tax expenses due to adjustments for prior years.

Excluding the effect of the above events and the non-cash effect of the employees' phantom option plan, consolidated net earnings in 2002 were $49.4 million, and the diluted earnings per share were $1.24.

Excluding the effect of the phantom stock option plan, the Company's consolidated net profit for the fourth quarter of 2003 was $13.6 million and the fully diluted EPS was $0.34, as compared to $13.1 million and $0.33 in the fourth quarter of 2002.

GROSS PROFIT FOR THE YEAR ENDED DECEMBER 31, 2003, was $224.4 million, as compared with gross profit of $222.1 million in 2002.

Excluding the effect of the employees' phantom stock option plan, gross profit in the year ended December 31, 2003 was $227 million. Gross profit for the year ended December 31, 2002, excluding the effect of the OCS agreement and the phantom stock option plan, was $231.4 million.

GROSS PROFIT FOR THE FOURTH QUARTER OF 2003 was $54.1 million, as compared with gross profit of $67.2 million in the fourth quarter of 2002.

Excluding the effect of the employees' phantom stock option plan, gross profit in the fourth quarter of 2003 was $54.8 million as compared to $67.2 million in the fourth quarter of 2002.

The Company's gross profit margin in the fourth quarter of 2003 was affected mainly by its ongoing involvement in cutting edge engineering projects in the areas of aerial reconnaissance, space-based electro-optic payloads and advanced airborne systems that required investment of increased costs in order to achieve project milestones. In addition, the gross profit was negatively impacted by the increase in the exchange rate of the New Israeli Shekel against the U.S. dollar. The impact of the reduction in gross profit on net earnings was partially offset by the Company's share in earnings of affiliates operating in the Company's core business areas, such as electro-optics and airborne systems, that generated increased profits.

The Company produced operating cash flow of $91.4 million in 2003.

THE COMPANY'S BACKLOG OF ORDERS as of December 31, 2003 reached $1,752 million as compared with $1,689 million at the end of 2002. 63% of the backlog relates to orders outside of Israel, and approximately 80% of the Company's backlog as of December 31, 2003 is scheduled to be performed during 2004 and 2005.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report a year in which our revenues, net profit and backlog of orders increased. We believe that these numbers reflect our technological and marketing capabilities, as well as our ability to adapt to challenging market conditions. The results were achieved in part thanks to the fruits of our investments in core technology businesses in affiliated companies that contributed to the Company's profitability. We shall continue to work diligently to grow the Company's revenues and improve its profitability."

The Board of Directors has declared a dividend of $0.11 per share for the fourth quarter of 2003. The dividend will be paid on April 19, 2004, net of taxes and levies, at the rate of 19%. The record date of the dividend is April 7, 2004. The total dividend to be paid for 2003 is $0.40 per share.

CONFERENCE CALL

Elbit Systems cordially invites you to participate in our interactive conference call on Wednesday, March 10, 2004 at 10:30 AM ET. To take part in the conference call, please dial 1-866-500-4964 (U.S. and Canada) or 1-866-500-4953 (U.S.) or
0-800-917-4256 (UK) or +972-3-925-5910 (International) a few minutes before the 10:30 AM ET start time.

For your convenience, an instant replay will be available starting at 12:30 PM ET the same day until Sunday, March 14, 2004 at 10:30 AM ET. The replay telephone number is 1-877-332-1104 (U.S.), 0 800 917 4256 (UK), or +
972-3-925-5945 (International).

This call will be broadcasted live on www.elbitsystems.com

ABOUT ELBIT SYSTEMS LTD.
Elbit Systems Ltd. is an international defense Electronics Company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4I ISR) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbitsystems.com

COMPANY CONTACT:                             IR CONTACT:

Ilan Pacholder,   V.P.  Finance              Ehud Helft / Kenny Green
Elbit Systems Ltd                            Gelbart Kahana
Tel:  +972-4 831-6632                        Tel: 1-866-704-6710
Fax: +972-4 831-6659                         Fax: + 972 - 3 - 607 - 4711
E-mail: pacholder@elbit.co.il                E-mail: KENNY@GK-BIZ.COM
                                             E-mail: EHUD@GK-BIZ.COM



STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           (In thousand of US Dollars)


                                            December 31   December 31
                                               2003           2002
                                             ---------     ---------
                                              AUDITED       AUDITED
                                             ---------     ---------
ASSETS
------

Current Assets:

Cash and short term deposits                    76,846        77,930
Trade receivable and others                    251,644       268,471
Inventories, net of advances                   249,225       220,399
                                             ---------     ---------
Total current assets                           577,715       566,800

Affiliated Companies & other Investments        38,223        33,051
Long-term receivables & others                  78,565        91,569
Fixed Assets, net                              229,221       202,961
Other assets, net                              100,012       105,769
                                             ---------     ---------
                                             1,023,736     1,000,150
                                             =========     =========


LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities                            379,017       360,780
Long-term liabilities                          188,525       223,292
Minority Interest                                4,115         4,717
Shareholder's equity                           452,079       411,361
                                             ---------     ---------
                                             1,023,736     1,000,150
                                             =========     =========

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)

                                                         For the Year Ended         Three Months Ended
                                                             December 31                December 31
                                                       ----------------------      ----------------------
                                                         2003          2002          2003          2002
                                                       --------      --------      --------      --------
                                                               Audited                   Unaudited

Revenues                                                897,980       827,456       262,757       238,313
--------
Cost of revenues                                        673,561       605,313       208,677       171,097
  Gross Profit                                          224,419       222,143        54,080        67,216
                                                       --------      --------      --------      --------

Research and development, net                            54,919        57,010        11,913        17,333
-----------------------------
Marketing and selling                                    69,943        65,691        19,247        18,446
General and administrative                               46,077        41,651        12,153        10,864
                                                       --------      --------      --------      --------
Total operating expenses                                170,939       164,352        43,313        46,643
                                                       --------      --------      --------      --------

Operating income                                         53,480        57,791        10,767        20,573

Financial expenses, net                                  (4,870)       (3,035)       (1,403)       (2,343)
-----------------------
Other income (expenses), net                                903          (462)          571            62
                                                       --------      --------      --------      --------
  Income before income taxes                             49,513        54,294         9,935        18,292
Provisions for income taxes                              11,334         9,348           834         2,539
---------------------------                            --------      --------      --------      --------
                                                         38,179        44,946         9,101        15,753

Company's share of partnerships and affiliated            7,209           675         3,271        (1,879)
----------------------------------------------
 Companies income (loss), net
Minority rights                                             557          (508)          101          (747)
                                                       --------      --------      --------      --------
  Net income                                             45,945        45,113        12,473        13,127
                                                       ========      ========      ========      ========

Basic Earnings per share                                   1.18          1.17          0.32          0.34
                                                       ========      ========      ========      ========

Diluted net earnings per share                             1.14          1.13          0.31          0.33
                                                       ========      ========      ========      ========

=========================================================================================================
Net earnings excluding phantom plan effect in 2003
and 2002, non-recurring OCS charge and tax
adjustment in 2002                                       49,738        49,412        13,556        13,129
                                                       ========      ========      ========      ========

Diluted earnings per share excluding
phantom plan effect in 2003 and 2002,
non-recurring OCS charge and tax
adjustment in 2002                                         1.24          1.24          0.34          0.33
                                                       ========      ========      ========      ========


                                   EXHIBIT 2
                                   ---------

                               ELBIT SYSTEMS LTD.
                               ------------------
                               MANAGEMENT'S REPORT
                               -------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                      ------------------------------------


         THIS REPORT SHOULD BE READ TOGETHER WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES OF ELBIT SYSTEMS LTD. ("ELBIT SYSTEMS" AND TOGETHER WITH ITS SUBSIDIARIES, THE "COMPANY" OR THE "GROUP"), FOR THE YEAR ENDED DECEMBER 31, 2003 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2002, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") AND WITH THE ISRAELI SECURITIES AUTHORITY.

         FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THIS DOCUMENT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS.


A.       EXECUTIVE OVERVIEW

         BUSINESS DESCRIPTION

         Elbit Systems operates in the area of upgrading existing airborne, ground and naval defense platforms and is engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

         The Company is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems.

         The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

         The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

         FINANCIAL HIGHLIGHTS
         --------------------

         The Company's revenues increased by 8.5% and reached $898 million in 2003. The main increase in revenues was in the armored vehicles systems area of operation.

         Net earnings in 2003 were $45.9 million and the diluted earnings per share were $1.14, as compared to 45.1 million and $1.13 in 2002. The net earnings and net earnings per share were effected by a non-cash expense related to its phantom stock option plan in 2003 and 2002, and non-recurring OCS change and tax adjustment in 2002. Excluding these effects, net earnings and net earnings per share in 2003 were $49.7 million and $1.24, respectively, as compared to $49.4 million and $1.24 in 2002. This increase in net earnings and diluted earning per share was achieved despite a decrease in the gross profit margin from 26.8% in 2002 to 25.0% in 2003.

         The reduction in gross profit margin resulted primarily from certain significant engineering projects that required investment of increased time and costs in order to achieve project milestones. These projects represent cutting edge technology and were mainly in the areas of aerial reconnaissance, space-based electro-optic payloads and advanced airborne systems. In addition, the Company's gross profit in 2003 was negatively impacted by the increase in the value of the New Israeli Shekel ("NIS") against the U.S. dollar (See "Derivatives and Hedges" below).

         Despite the decrease in the Company's gross profit margin in the fourth quarter of 2003, the Company believes that its average annual gross profit margin for 2004 will not be materially different from its annual gross profit margin in 2003, with possible quarterly variations.

         The impact of the reduction in gross profit on net earnings was partially offset by the Company's share of earnings of affiliates. Over the last several years, substantial core business activities have been conducted through affiliates owned jointly with other companies. The profits from such activities are accounted for under the equity method. During 2003, these activities, which were mainly in core business areas of the Company such as electro-optics and airborne systems, generated increased profits, which contributed significantly to the Company's profit. (See "Company's Share in Earnings of Affiliated Entities" below).

         The Company's backlog as of December 31, 2003 reached $1.75 billion and the Company's cash flow generated from operations in 2003 was $91.4 million.


B.       MARKET TRENDS
         -------------

         Trends in the defense electronics and homeland security markets in which the Company operates have been impacted by the nature of recent conflicts and terrorism activities through the world. Lessons learned in Operation Iraqi Freedom, Afghanistan, and the attacks of September 11, 2001, among other events, have increased the focus of defense forces on low intensity conflicts and homeland security.

         In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR. Accordingly, while the Company continues to perform platform upgrades, more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAV's, space and satellite based defense capabilities and homeland security systems.

         The Company believes that its core technologies and abilities will enable it to take advantage of many of these emerging trends, as well as to continue to participate in the "Current Force" legacy operations of its customers.

         In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of the Company's competitors. The Company adapts to evolving market conditions by adjusting our business strategy to changing defense market conditions. We also anticipate continued competition in defense markets due to declining defense budgets in many countries.

         The Company believes in its ability to compete on the basis of its systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs.


C.       BACKLOG OF ORDERS
         -----------------

         The Company's backlog of orders as of December 31, 2003 reached $1,752 million, of which 63% were for orders outside of Israel. The Company's backlog as of December 31, 2002 was $1,689 million, out of which 62% were for orders outside of Israel.

         Approximately 80% of the Company's backlog as of December 31, 2003 is scheduled to be performed during 2004 and 2005. The majority of the 20% balance is scheduled to be performed in 2006 and 2007.


D.       OPERATING SUBSIDIARIES AND AFFILIATED ENTITIES
         ----------------------------------------------

         o Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly-owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, homeland security and civil applications. El-Op's main areas of activity include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, homeland security products and other systems for defense applications.

         o EFW Inc. ("EFW") - a wholly-owned subsidiary registered in the United States, serves as the base for the Group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

         o Vision Systems International LLC ("VSI") - an affiliated company in the United States, owned 50% each by EFW and Rockwell Collins Inc., is engaged in the area of helmet mounted systems primarily for fighter aircraft. o Cyclone Aviation Products Ltd. ("Cyclone") - a wholly-owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

         o Silver Arrow LP - a wholly-owned limited partnership registered in Israel, is engaged in the business of UAV systems and products.

         o Ortek Ltd. ("Ortek") - a wholly-owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment.

         o Kinetics Ltd. ("Kinetics") - a 51% owned subsidiary registered in Israel, is involved mainly in the development and production of systems and components for combat vehicles.

         o Semi-Conductor Devices ("SCD") - an Israeli affiliated partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

         o Opgal Optronic Industries Ltd. ("Opgal") - an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

         o Optronics Instruments & Products N.V. ("OIP") - a wholly-owned subsidiary registered in Belgium, is involved mainly in development, manufacturing and support of electro-optical products for defense and space markets. The results of OIP's operations have been included in the Company's results from the third quarter of 2003.

         o The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

         o The Company also has holdings, directly and indirectly, in several non-defense technology spin-off companies whose activities are based on technologies that were developed by the Company. The spin-off companies are involved primarily in the areas of medical equipment, optical communications and space satellites.

         The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

E.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES
         ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements included in its annual report on Form 20-F for the year ended December 31, 2002.

         The Company's results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company's operating results and financial condition.

         The most critical accounting policy applicable to the Company relates to revenue recognition based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts, which is relevant to most of its revenues.

         Under SOP 81-1, the Company has adopted the "percentage of completion" accounting method. Under this method, the Company recognizes revenues and profits on long-term fixed price contracts generally based on the ratio of costs incurred to estimates of costs to be incurred for the total contract. Under this approach, the Company compares estimated costs to complete an entire contract to total revenues for the term of the contract in order to arrive at an estimated gross margin percentage for each contract. The updated estimated gross margin percentage is applied, and the current period gross profit is the difference between the cumulative earned gross profit and gross profit reported for prior periods.

         Management reviews these estimates periodically and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change becomes known. If increases in projected costs to complete a contract are sufficient to create a loss in completing the contract, the entire estimated loss is charged to cost of sales in the period the loss first becomes known.

         A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and requirements and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in the application of this and other accounting policies, it is likely that materially different amounts would be reported in the Company's consolidated financial statements.


F.       IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS
         --------------------------------------------------

         Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable and exceeds its fair value.

         The methods commonly used to value a closely held company are the Income, Market and Cost approaches. The Company's subsidiaries' fair market value was estimated using two valuation methodologies: the Income Approach and Market Approach.

         As of December 31, 2003, the Company's goodwill amounted to $32.6 million. The Company tested its goodwill as of December 31, 2003, and concluded that no assessment of impairment loss was necessary.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. As of December 31, 2003, the Company's long-lived assets amounted to $296.7 million, including $67.4 million in intangible assets, and the Company concluded that no impairment loss was necessary.

         Should future impairment tests made by the Company determine that impairment has occurred in the value of the Company's goodwill or long-lived assets, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined.


G.       SARBANES-OXLEY ACT
         ------------------

         According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for 2005 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls and procedures for financial reporting.

         During 2003, the Company took steps to assure compliance of its documentation and controls over financial reporting to the guidelines stipulated in the Sarbanes-Oxley Act. The Company plans to continue with these steps during 2004.


H.       NEW ACCOUNTING STANDARDS
         ------------------------

         In 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 provides a new framework for identifying Variable Interest Entities ("VIE's") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in the Company's financial statements.

         The Company is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of the Company's unconsolidated investments may be considered a VIE in accordance with the interpretation. Accordingly, if it is determined that the Company is the primary beneficiary of a VIE, the Company will be required to consolidate the financial statements of such VIE, with in the Company's financial statements commencing in the first quarter of 2004.


I.       EMPLOYEE STOCK OPTION PLAN
         --------------------------

         The change in the Company's share price affected the Company's financial results due to the impact of the employee stock option plan adopted in 2000. The program was comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and an additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan. The actual number of options granted as of December 31, 2003 was approximately 4.5 million.

         Under U.S. GAAP, the total compensation is computed periodically according to the change in the share price and amortized as compensation expense, or income, based on the vesting period of the options. The effect is allocated mainly to the Company's cost of goods sold and general and administrative expenses, with smaller amounts allocated to R&D and sales and marketing expenses. The amounts of the expenses related to the stock option compensation are included in the Non-U.S. GAAP disclosure.


J.       OFF BALANCE SHEET AND OTHER LONG-TERM ARRANGEMENTS AND COMMITMENTS
         ------------------------------------------------------------------

         In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages (typically up to 100%) of the amount of the specific contract. The Company's obligations to make or facilitate third parties making such investments and purchases are subject to commercial conditions in the local market, usually without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2003 amounted to $630 million to be performed over a period of up to 11 years.

         The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

         In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% -5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products.

         The Company and certain of its subsidiaries are also obligated to pay certain amounts to the IMOD and others on specific sales including sales resulting from the development of certain technology.

         Future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2003 are as follows:
         $8.3 million for 2004, $6.1 million for 2005, $5.6 million for 2006, $5.5 million for 2007 and $5.5 million for 2008 and thereafter.

         The Company had, as of December 31, 2003, approximately $399.2 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business.

K.       ACQUISITIONS DURING 2003
         ------------------------

         During 2003 the Company made the following acquisitions:

         o In the first quarter of 2003, the Company purchased 8.33% of the total outstanding common stock of AeroAstro Inc. ("AAI"), a U.S. company, in consideration for $1 million. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellites systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

         o On June 30, 2003, the Company acquired, through El-Op, all of the outstanding ordinary shares of Optronics Instruments & Products N.V. ("O.I.P."), a Belgian company, from Delft Instruments N.V., in consideration for Euro 1.6 million ($1.8 million) in cash. The amount paid is equal to the estimated fair value of the net assets acquired. The acquisition has been accounted under the purchase method of accounting. The results of O.I.P. activities are included in the Company's results from the third quarter of 2003.

               O.I.Pis based in Belgium and develops, manufactures and supports electro-optical products, mainly for the defense and space markets. It employs approximately 50 employees and has established long-term relationships with customers in Belgium and other European countries as well as with international customers.

         o In the third quarter of 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. ("AD&D"), an Israeli company, in consideration for $1.4 million in cash. The acquisition was accounted for by the purchase method of accounting. AD&D develops and manufactures airborne models and other engineered products. The results of AD&D activities are included in the Company's results from the third quarter of 2003.

L.       SUMMARY OF FINANCIAL RESULTS
         ----------------------------

         The  following  table  sets  forth  the   consolidated   statements  of
         operations of the Company and its subsidiaries for the three-month periods and years ended December 31, 2003 and December 31, 2002.

                                                               For the year                        For the three months
                                                           ended on December 31                    ended on December 31
                                                    ------------------------------------    ------------------------------------

                                                         2003                2002                2003                2002
                                                    ----------------    ----------------    ----------------    ----------------
                                                      $         %         $         %         $         %         $         %
                                                    -------    -----    -------    -----    -------    -----    -------    -----
                                                               (In thousands of U.S. dollars except per share data)

Total revenues                                      897,980    100.0    827,456    100.0    262,757    100.0    238,313    100.0
Cost of revenues                                    673,561     75.0    605,313     73.2    208,677     79.4    171,097     71.8
                                                    -------    -----    -------    -----    -------    -----    -------    -----
Gross profit                                        224,419     25.0    222,143     26.8     54,080     20.6     67,216     28.2
                                                    -------    -----    -------    -----    -------    -----    -------    -----

Research and development expenses, net               54,919      6.1     57,010      6.9     11,913      4.5     17,333      7.3

Marketing and selling expenses                       69,943      7.8     65,691      7.9     19,247      7.3     18,446      7.7

General and administrative expenses                  46,077      5.1     41,651      5.0     12,153      4.6     10,864      4.6
                                                    -------    -----    -------    -----    -------    -----    -------    -----
                                                    170,939     19.0    164,352     19.9     43,313     16.5     46,643     19.6
                                                    -------    -----    -------    -----    -------    -----    -------    -----

Operating  profit                                    53,480      6.0     57,791      7.0     10,767      4.1     20,573      8.6

Financing expenses, net                              (4,870)    (0.5)    (3,035)    (0.4)    (1,403)    (0.5)    (2,343)    (1.0)

Other income (expenses), net                            903      0.1       (462)    (0.1)       571      0.2         62        -
                                                    -------    -----    -------    -----    -------    -----    -------    -----
Income before income taxes                           49,513      5.5     54,294      6.6      9,935      3.8     18,292      7.7

Provision for income taxes                           11,334      1.3      9,348      1.1        834      0.3      2,539      1.1
                                                    -------    -----    -------    -----    -------    -----    -------    -----
                                                     38,179      4.2     44,946      5.5      9,101      3.5     15,753      6.6
Minority interest                                       557      0.1       (508)    (0.1)       101        -       (747)    (0.3)
Company's share of income (loss) of
     affiliated entities                              7,209      0.8        675      0.1      3,271      1.2     (1,879)    (0.8)
                                                    -------    -----    -------    -----    -------    -----    -------    -----

Net earnings                                         45,945      5.1     45,113      5.5     12,473      4.7     13,127      5.5
                                                    =======    =====    =======    =====    =======    =====    =======    =====

Diluted earnings per share                             1.14                1.13                0.31                0.33
                                                    =======             =======             =======             =======
Weighted average number of shares
     used in computation                             40,230              39,863              40,327              39,756
                                                    =======             =======             =======             =======


         NON -U.S. GAAP DISCLOSURE
         -------------------------

         The following table sets forth the Company's results of operations excluding the effect of the Company's phantom stock option plan ("phantom plan") in 2003 and 2002, the non-recurring charge related to the agreement reached by El-Op with the OCS and the tax adjustment in 2002.

                                                                       For the year                      For the three months
                                                                    ended December 31                     ended December 31
                                                              ---------------------------------    -------------------------------

                                                                   2003              2002              2003              2002
                                                              --------------    ---------------    -------------    --------------
                                                                 $        %        $        %        $        %        $        %
                                                              -------   ----    -------    ----    ------   ----    ------    ----
                                                                        (In thousands of U.S. dollars except per share data)

GROSS PROFIT AS REPORTED                                      224,419   25.0    222,143    26.8    54,080   20.6    67,216    28.2
Non-recurring charge due to OCS agreement                           -      -      9,801     1.2         -      -         -       -
Non-cash expense (income) related to
phantom plan                                                    2,608    0.3      (509)       -       745    0.3         1       -
                                                              -------   ----    -------    ----    ------   ----    ------    ----
Gross  profit  excluding  phantom plan effect in 2003 and
2002, and non-recurring OCS charge in 2002                    227,027   25.3    231,435    28.0    54,825   20.9    67,217    28.2
                                                              =======   ====    =======    ====    ======   ====    ======    ====

OPERATING  PROFIT AS REPORTED                                  53,480    6.0     57,791     7.0    10,767    4.1    20,573     8.6
Non-recurring charge due to OCS agreement                           -      -      9,801     1.2         -      -         -       -
Non-cash expense (income) related to
phantom plan                                                    4,741    0.5      (926)   (0.1)     1,354    0.5         2       -
                                                              -------   ----    -------    ----    ------   ----    ------    ----

Operating  profit  excluding  phantom plan effect in 2003
and 2002, and non-recurring  OCS charge in 2002                58,221    6.5     66,666     8.1    12,121    4.6    20,575     8.6
                                                              =======   ====    =======    ====    ======   ====    ======    ====

                                                               45,945    5.1     45,113     5.5    12,473    4.7    13,127     5.5
NET EARNINGS AS REPORTED

Non-recurring charge due to OCS agreement, net                      -      -      7,840     0.9         -      -         -       -
Tax adjustment                                                      -      -    (2,800)    (0.3)         -      -         -      -
Non-cash expense (income) related to
phantom plan, net                                               3,793    0.4      (741)    (0.1)    1,083    0.5         2       -
                                                              -------   ----    -------    ----    ------   ----    ------    ----

Net  earnings  excluding  phantom plan effect in 2003 and
2002, non-recurring OCS charge and tax adjustment in 2002      49,738    5.5     49,412     6.0    13,556    5.2    13,129     5.5
                                                              =======   ====    =======    ====    ======   ====    ======    ====

DILUTED EARNINGS PER SHARE AS REPORTED                           1.14              1.13              0.31             0.33

Diluted earnings per share excluding  phantom plan effect
in  2003  and  2002,  non-recurring  OCS  charge  and tax
adjustment in 2002                                               1.24              1.24              0.34             0.33
                                                              =======           =======            ======           ======

         REVENUES
         --------

         The Company's consolidated revenues increased by 8.5%, from $827.5 million in 2002 to $898.0 million in 2003.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                                       Year ended
                                                                   --------------------------------------------------------
                                                                     December 31, 2003               December 31, 2002
                                                                   -----------------------         ------------------------
                                                                   $ millions          %           $ millions           %

        Airborne systems                                               373.6          41.6             372.8           45.1
        Armored vehicle systems                                        199.8          22.2             135.7           16.4
        C4ISR systems                                                  133.9          14.9             122.7           14.8
        Electro-optics                                                 140.5          15.7             148.1           17.9
        Other  (mainly non-defense engineering and
             production services)                                       50.2           5.6              48.2            5.8
                                                                        ----           ---              ----            ---

        Total                                                          898.0         100.0             827.5          100.0
                                                                       =====         =====             =====          =====

         The Company maintained its revenue from airborne systems projects, resulting mainly from upgrade programs in their final stages and new projects in Brazil and other countries. Revenues also included new programs in the U.S. (F-16 and others).

         The increase in the armored vehicle systems revenues of approximately 47% was mainly due to revenues from the major projects the Company and its subsidiaries performed in Israel (Merkava), and in the U.S. (Bradley and MLRS).

         The Company's electro-optics revenues increased in the fourth quarter of 2003, reflecting sales of advanced electro-optics systems for airborne and ground applications. In addition, electro-optics products were incorporated into the Company's airborne and armored vehicles systems. Accordingly, there was an increase in the Company's electro-optics business in 2003.

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                                       Year ended
                                                                   --------------------------------------------------------
                                                                     December 31, 2003               December 31, 2002
                                                                   -----------------------         ------------------------
                                                                   $ millions          %           $ millions         %
         Israel                                                       255.7          28.5            225.7           27.3
         United States                                                332.3          37.0            267.7           32.3
         Europe                                                       109.4          12.2            144.9           17.5
         Other countries                                              200.5          22.3            189.2           22.9
                                                                      -----          ----            -----           ----
         Total                                                        898.0         100.0            827.5          100.0
                                                                      =====         =====            =====          =====


         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         Revenues are generated mainly from sales to the United States, Israel and countries in Europe, Latin America and Asia. The recent economic situation in Israel has created uncertainty with respect to the Israeli Government general and defense budgets.

         Revenues from customers in the United States increased by 24%, from $267.7 million to $332.3 million. Revenues also increased in other countries, mainly in Latin America and Asia, while revenues in Europe declined as deliveries under certain major programs entered final phases.

         The IMOD accounted for 18% of the Company's revenues in 2002 and 21% in 2003. The IMOD was the only customer to exceed 10% of the Company's revenues in 2003 and 2002.

         GROSS PROFIT
         ------------

         The Company's gross profit represents the aggregate results of the Company's activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

         Reported gross profit in 2003 was $224.4 million (with gross profit margin of 25.0%) as compared to $222.1 million (gross profit margin of 26.8%) in 2002.

         The Company's cost of goods sold in the year ended December 31, 2003 included $2.6 million in non-cash expenses resulting from its phantom option plan, as compared to income of $0.5 million in the year ended December 31, 2002.

         Excluding non-cash expenses related to the Company's phantom option plan, gross profit in the year ended December 31, 2003 was $227.0 million, or 25.3% of revenues.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, gross profit in the in the year ended December 31, 2002 was $231.4 million, or 28% of revenues.

         The reduction in gross profit margin resulted primarily from the Company's ongoing involvement in significant engineering projects that required investment of increased time and costs in order to achieve project milestones. These projects represent cutting edge technology and were mainly in the areas of aerial reconnaissance, space-based electro-optic payloads and advanced airborne systems. In addition, the Company's gross profit in 2003 was negatively impacted by the increase in the value of the NIS against the U.S. dollar (See "Derivatives and Hedges" below).

         Despite the decrease in the Company's gross profit margin in the fourth quarter of 2003, the Company believes that its average annual gross profit margin for 2004 will not be materially different from its annual gross profit margin in 2003, with possible quarterly variations.

         RESEARCH AND DEVELOPMENT ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period were in accordance with its plans. Some of these activities are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors. The Company experienced increased IMOD and OCS participation in these programs.

         Gross R&D expenses in 2003 totaled $65.5 million (7.3% of revenues), as compared with $62.6 million (7.6% of revenues) in 2002.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2003 totaled $54.9 million (6.1% of revenues), as compared to $57.0 million (6.9% of revenues) in 2002.

         MARKETING AND SELLING EXPENSES
         ------------------------------

         The Company invests significantly in developing new markets and pursues at any given time various business opportunities. The continued investment in developing new business opportunities, as well as the increasing length of time required for marketing efforts until orders are received, impact the marketing and selling expenses.

         Marketing and selling expenses in 2003 were $69.9 million (7.8% of revenues), as compared to $65.7 million (7.9% of revenues) in 2002.

         Excluding the phantom option plan non-cash expenses in 2003, marketing and selling expenses in the year ended December 31, 2003 were $69.2 million (7.7% of revenues).

         The increase in these expenses was due mainly to increased marketing efforts in the U.S. and European markets, in view of identified business opportunities for the Company.

         GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES
         -------------------------------------------

         Reported G&A expenses in 2003 were $46.1 million (5.1% of revenues), as compared to $41.7 million (5.0% of revenues) in 2002.

         Excluding the phantom option plan non-cash expenses in 2003, G&A expenses in the year ended December 31, 2003 were $44.9 million (5.0% of revenues).

         In the second half of 2003, the Company's G&A expenses consolidated for the first time the expenses related to newly acquired companies (OIP and AD&D).

         Additional increases in G&A expenses in 2003 compared to 2002 were related to an increase in insurance expenses and the cost of various audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

         OPERATING INCOME
         ----------------

         As a result of all of the above, reported operating income in 2003 was $53.5 million (6.0% of revenues), as compared to $57.8 million (7.0% of revenues) in 2002.


         For the year ended December 31, 2003, the Company's operating profit included $4.7 million in non-cash expenses associated with the Company's phantom option plan, as compared to an income of $0.9 million in the year ended December 31, 2002.

         Excluding non-cash expenses related to the Company's phantom option plan, operating income totaled $58.2 million (6.5% of revenues) in the year ended December 31, 2003.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, operating income in the year ended December 31, 2002 was $66.7 million, or 8.1% of revenues.

         FINANCING EXPENSES (NET)
         ------------------------

         Net financing expenses in 2003 were $4.9 million, as compared to $3.0 million of net financing expenses in 2002.

         The increase in the net financing expenses during the year ended December 31, 2003, as compared to the year ended December 31, 2002, resulted mainly from a higher level of short-term loans from banks, and from the effect of the devaluation of the U.S. dollar against the NIS on NIS denominated loans, which occurred in 2003.

         TAXES ON INCOME
         ---------------

         The Company's tax rate represents a weighted average of the tax rates to which the various entities in the Group are subject. The changes in the effective tax rate are attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's entities generating the taxable income operate.

         Provision for taxes in 2003 was $11.3 million (effective tax rate of 22.9%), as compared to a provision for taxes of $9.3 million (effective tax rate of 17.2%) in 2002.

         The provision for taxes in 2002 included reduction of tax expenses in the amount of $2.8 million that was made in the third quarter of 2002, due to adjustment of estimated taxes and completion of tax assessments for prior years in respect of various Group entities. Excluding the tax reduction mentioned above, the Company's tax rate for the year 2002 would have been 22.4%.

         The reduction in the provision for taxes in the last quarter of 2003 was mainly due to certain tax benefits related to approved enterprise status and other tax benefits in Israel and to tax benefits related to export revenues of the Company's U.S. subsidiaries.

         COMPANY'S SHARE IN EARNINGS OF AFFILIATED ENTITIES
         --------------------------------------------------

         In 2003, the Company had net income of $7.2 million from its share in earnings of affiliated entities, as compared to $0.7 million in 2002.

         The affiliated entities in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in the Company's financial statements, operate mainly in the Company's core business areas, including electro-optics and airborne systems. The earnings from affiliated entities in 2003 resulted mainly from SCD and VSI.

         NET EARNINGS AND EARNINGS PER SHARE ("EPS")
         -------------------------------------------

         Reported net earnings in 2003 were $45.9 million (5.1% of revenues), as compared to reported net earnings of $45.1 million (5.5% of revenues) in 2002. Reported fully diluted EPS was $1.14 in 2003, as compared to $1.13 in 2002.


         Excluding the phantom option plan non-cash expenses in 2003, net earnings in 2003 were $49.7 million (5.5% of revenues) and the EPS was $1.24.

         Excluding the non-recurring charge under the OCS agreement, the phantom option plan effect and the tax adjustment, net earnings in 2002 were $49.4 million (6% of revenues) and the EPS was $1.24.

         The number of shares used for computation of diluted EPS in 2003 was 40,230 thousand shares, as compared to 39,863 thousand shares in 2002. The increase in the number of shares used for computation of diluted EPS was due mainly to the exercise of options by employees during 2003.


M.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

         The Company's cash flow is effected by the cumulative cash flows of its various projects in the reported periods. Cash flow is affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flow may vary from one period to another.

         The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

         The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on the Company's capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and other securities to the public from time to time. The Company and certain subsidiaries are obligated to meet certain financial covenants set forth in their respective loan and credit agreements. As of March 1, 2004, the Company and each of the subsidiaries subject to financial covenants were in compliance with the applicable covenants.

         In 2003, the Controller of the Banks in Israel instituted new regulations governing lending by Israeli banks to groups of affiliated borrowers. Under these regulations the banks are limited in their maximum exposure to groups of affiliated companies under a combined lending ceiling based on objective and subjective guidelines. As a result, the Company's borrowing capacity may be limited under certain circumstances, even if it has unused lines of credit, due to borrowing by companies affiliated with shareholders that are defined by the Controller of the Banks as controlling shareholders. In anticipation of such developments the Company is developing credit facilities that will not be affected by the new regulations.

         The Company's net cash flow generated from operating activities in 2003 was $91.4 million.

         Net cash flow used for investment activities in 2003 was $53.8 million, which was used mainly for procurement of property, plant and equipment. The investments were primarily in equipment for the Group's various manufacturing plants and in buildings being constructed at Elbit Systems' facility in Haifa, Israel and El-Op's site in Rehovot, Israel. The Company expects to maintain this level of investments in 2004, in order to increase its production facilities and to invest in R&D laboratories, manufacturing and testing equipment.

         Net cash flow used for financing activities in 2003 was $37.7 million, which was used mainly for reduction of long-term loans and dividends payable, which were partially offset by proceeds from the exercise of share options.

         On December 31, 2003, the Company had total borrowings in the amount of $77.4 million, including $15.3 million in short-term loans. On December 31, 2003, the Company had a cash balance amounting to $76.8 million.


N.       DERIVATIVES AND HEDGES
         ----------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates, and the Company uses financial instruments to limit exposure. The Company typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and NIS. The Company enters from time to time into forward contracts related to NIS.

         On December 31, 2003, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations. The Company's deposits and loans are based on variable interest rates, and their value as of December 31, 2003 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of its liabilities and the return on its assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On December 31, 2003, the Company had exposure due to liabilities denominated in NIS of $44 million in excess of its NIS denominated assets. These liabilities represent mostly provisions for wages and trade payables. The amount of the Company's exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. In order to hedge against certain expected NIS payments, the Company entered into forward contracts. On December 31, 2003, the Company had hedging contracts covering NIS exposure in the amount of $25 million.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2003 by forward contracts. On December 31, 2003, the Company had contracts for the sale and purchase of such foreign currencies totaling $26.5 million.

O.       DIVIDENDS
         ---------

         The Board of Directors declared on March 9, 2004 a dividend of $0.11 per share. The total dividend declared for 2003 was $0.40 per share.





                                      * * *

                                   EXHIBIT 3
                                   ---------


                    ---------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                    ---------------------------------------




                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2003
                             -----------------------
                                (In U.S. dollars)

                    ---------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                    ---------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2003
                                (In U.S. dollars)


                                 C O N T E N T S


                                                                       Page
                                                                       ----

REPORT OF INDEPENDENT AUDITORS                                        2 - 4

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                         5 - 6

  Consolidated Statements of Income                                     7

  Statements of Changes in Shareholders' Equity                       8 - 9

  Consolidated Statements of Cash Flows                              10 - 11

  Notes to the Consolidated Financial Statements                     12 - 58










                                  # # # # # # #

[ERNST & YOUNG LOGO]



                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible assets".

                                              Kost Forer Gabbay & Kasierer
                                          A member of Ernst & Young Global

Haifa, Israel
March 9, 2004

[ERNST & YOUNG LOGO]

REPORT OF INDEPENDENT AUDITORS


To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Elbit Systems Ltd. As of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and cash flows fro the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

                                               LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL



Haifa, Israel
March 10, 2003

This is a copy of the previously issued Independent Public Account's report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of

ELBIT SYSTEMS LTD.


We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                 Luboshitz Kasierer
                                                  Arthur Andersen

Haifa, Israel
March 24, 2002


                                                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)


                                                                                        December 31,
                                                                               --------------------------------
                                                                   Note            2003              2002
                                                                -----------    --------------    --------------
CURRENT ASSETS:
Cash and cash equivalents                                                      $      76,156     $      76,280
Short-term bank deposits                                                                 690             1,650
Trade receivables, net                                             (3)               203,281           225,773
Other receivables and prepaid expenses                             (4)                48,363            42,698
Inventories, net of advances                                       (5)               249,225           220,399
                                                                               --------------    --------------
Total current assets                                                                 577,715           566,800
                                                                               --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and
    partnership                                                    (6A)               26,478            21,947
Investments in other companies                                     (6B)               11,745            11,104
Long-term trade receivables                                                              393            20,859
Long-term bank deposits and loan                                   (7)                 1,954             3,686
Severance pay fund                                                 (2N)               76,218            67,024
                                                                               --------------    --------------
                                                                                     116,788           124,620
                                                                               --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,
  NET                                                              (8)               229,221           202,961
                                                                               --------------    --------------



OTHER ASSETS, NET:                                                 (9)
Goodwill                                                                              32,576            32,162
Know-how and other intangible assets, net                                             67,436            73,607
                                                                               --------------    --------------
                                                                                     100,012           105,769
                                                                               --------------    --------------
                                                                               $   1,023,736     $   1,000,150
                                                                               ==============    ==============


              The accompanying notes are an integral part of the consolidated financial statements



                                                                            ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                         December 31,
                                                                               ---------------------------------
                                                                   Note            2003               2002
                                                                -----------    --------------    ---------------
CURRENT LIABILITIES:
Short-term bank credit and loans                                   (10)        $       8,509     $      24,302
Current maturities of long-term loans                              (13)                6,818             6,613
Trade payables                                                                       107,545            82,094
Other payables and accrued expenses                                (11)              156,527           141,304
Customers advances and amounts in excess of
  costs incurred on contracts in progress                          (12)               99,618           106,467
                                                                               --------------    ---------------
Total current liabilities                                                            379,017           360,780
                                                                               --------------    ---------------

LONG-TERM LIABILITIES:
Long-term loans                                                    (13)               62,038            73,173
Advances from customers                                            (12)                7,592            40,411
Deferred income taxes                                             (15E)               24,916            24,735
Accrued severance pay                                            (14,2N)              93,979            84,973
                                                                               --------------    ---------------
                                                                                     188,525           223,292
                                                                               --------------    ---------------
COMMITMENTS  AND CONTINGENT
  LIABILITIES                                                      (16)

MINORITY INTERESTS                                                                     4,115             4,717
                                                                               --------------    ---------------

SHAREHOLDERS' EQUITY                                               (17)
Share capital

Ordinary shares of New Israeli Shekels (NIS)
  1 par value;
Authorized -  80,000,000   shares as of
  December 31, 2003 and 2002;
Issued - 39,746,125 and 39,212,328 shares as
  of December 31, 2003 and 2002, respectively;
Outstanding - 39,337,304 and 38,803,507
  shares as of December 31, 2003 and 2002,
  respectively                                                                        11,273            11,154
Additional paid-in capital                                                           259,033           248,387
Accumulated other comprehensive loss                                                  (3,992)           (2,882)
Retained earnings                                                                    190,086           159,023
Treasury shares - 408,821 shares as of
  December 31, 2003 and 2002                                                          (4,321)           (4,321)
                                                                               --------------    ---------------
                                                                                     452,079           411,361
                                                                               --------------    ---------------

                                                                               $   1,023,736     $   1,000,150
                                                                               ==============    ===============

              The accompanying notes are an integral part of the consolidated financial statements


                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                   Year ended December 31,
                                                                Note         2003           2002           2001
                                                                ----         ----           ----           ----
Revenues                                                        (18)         $897,980       $827,456      $764,501
Cost of revenues                                                              673,561        605,313       553,957
                                                                             --------       --------      --------
  Gross profit                                                                224,419        222,143       210,544
                                                                             --------       --------      --------

Research and development costs, net                             (19)           54,919         57,010        58,759
Marketing and selling expenses                                                 69,943         65,691        54,876
General and administrative expenses                                            46,077         41,651        43,216
                                                                             --------       --------      --------
                                                                              170,939        164,352       156,851
                                                                             --------       --------      --------

  Operating income                                                             53,480         57,791        53,693

Financial expenses, net                                         (20)           (4,870)        (3,035)       (2,617)
Other income (expenses), net                                    (21)              903           (462)          774
                                                                             --------       --------      --------
Income before taxes on income                                                  49,513         54,294        51,850
Taxes on income                                                 (15)           11,334          9,348        11,003
                                                                             --------       --------      --------
                                                                               38,179         44,946        40,847
Equity in net earnings (losses) of affiliated companies and
  partnership                                                                   7,209            675          (598)
Minority interests in losses (earnings) of
  subsidiaries                                                                    557           (508)          547
                                                                             --------       --------      --------
  Net income                                                                 $ 45,945        $45,113       $40,796
                                                                             ========       ========      ========

Earnings per share                                              (17G)
Basic net earnings per share                                                 $   1.18       $   1.17      $   1.07
                                                                             ========       ========      ========
Diluted net earnings per share                                               $   1.14       $   1.13      $   1.04


                The accompanying notes are an integral part of the consolidated financial statements



                                                                          ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                                  Accumulated
                                          Number of                            Additional            other
                                         outstanding           Share             paid-in          comprehensive
                                            shares            capital            capital               loss
                                         -------------      ------------       ------------      ----------------
Balance as of January 1, 2001             37,811,398         $    10,916        $   235,462        $          -
                                          ----------         -----------        -----------         -----------
Exercise of options                          585,860                 138              3,162                   -
Tax benefit in respect of options
  exercised                                        -                   -              1,363                   -
Adjustment to capital reserve                      -                   -             (3,874)                  -
Amortization of stock based
  compensation                                     -                   -              8,512                   -
Purchase of treasury shares                  (66,986)                  -                  -                   -
Dividends paid                                     -                   -                  -                   -
Net income                                         -                   -                  -                   -
                                          ----------         -----------        -----------         -----------

Balance as of  December 31, 2001          38,330,272              11,054            244,625                   -
Exercise of options                          473,235                 100              4,040                   -
Tax benefit in respect of options
  exercised                                        -                   -                648                   -
Amortization of stock based
  compensation                                     -                   -               (926)                  -
Dividends paid                                     -                   -                  -                   -
Comprehensive income (loss):
Minimum pension liability                          -                   -                  -              (2,882)
Net income                                         -                   -                  -                   -
                                          ----------         -----------        -----------         -----------
  Total comprehensive income

Balance as of December 31, 2002           38,803,507         $    11,154        $   248,387         $    (2,882)
                                          ==========         ===========        ===========         ===========


                                                                                  Total           Total other
                                             Retained         Treasury        shareholders'      comprehensive
                                             earnings          shares            equity             income
                                            ------------    -------------    --------------    ----------------
Balance as of January 1, 2001             $  97,963          $  (3,613)         $ 340,728
Exercise of options                               -                  -              3,300
Tax benefit in respect of options
  exercised                                       -                  -              1,363
Adjustment to capital reserve                     -                  -             (3,874)
Amortization of stock based
  compensation                                    -                  -              8,512
Purchase of treasury shares                       -               (708)              (708)
Dividends paid                              (12,132)                 -            (12,132)
Net income                                   40,796                  -             40,796          $  40,796
                                          ---------          ---------          ---------          ---------
  Total comprehensive income                                                                       $  40,796
                                                                                                   =========

Balance as of  December 31, 2001            126,627             (4,321)           377,985
Exercise of options                               -                  -              4,140
Tax benefit in respect of options
  exercised                                       -                  -                648
Amortization of stock based
  compensation                                    -                  -               (926)
Dividends paid                              (12,717)                 -            (12,717)
Comprehensive income (loss):
Minimum pension liability                         -                  -             (2,882)         $  (2,882)
Net income                                   45,113                  -             45,113             45,113
                                          ---------          ---------          ---------          ---------
  Total comprehensive income                                                                       $  42,231
                                                                                                   =========
Balance as of December 31, 2002           $ 159,023          $  (4,321)         $ 411,361
                                          =========          =========          =========

             The accompanying notes are an integral part of the consolidated financial statements


                                                                           ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)
------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                                               Accumulated
                                                            Number of                       Additional            other
                                                           outstanding         Share          paid-in         comprehensive
                                                              shares          capital         capital             loss
                                                           -------------    ------------    ------------    ----------------
Balance as of December 31, 2002                            38,803,507      $     11,154     $    248,387     $     (2,882)
Exercise of options                                           533,797               119            5,147                -
Tax benefit in respect of
  options exercised                                                 -                 -              758                -
Amortization of stock based
  compensation                                                      -                 -            4,741                -
Dividends paid                                                      -                 -                -                -
Comprehensive income (loss):
Unrealized gains on derivative
  instruments                                                       -                 -                -             (578)
Foreign currency translation differences                            -                 -                -              340
Minimum pension liability                                           -                 -                -             (872)
Net income                                                          -                 -                -                -
                                                         ------------      ------------     ------------     ------------
Total comprehensive income


Balance as of December 31, 2003                            39,337,304      $     11,273     $    259,033     $     (3,992)
                                                         ============      ============     ============     ============

Accumulated other comprehensive loss
------------------------------------
Accumulated gains on derivative instruments                                                                  $       (578)
Accumulated foreign currency translation differences                                                                  340
Accumulated minimum pension liability                                                                              (3,754)
                                                                                                             ------------
Accumulated other comprehensive loss
  as of December 31, 2003                                                                                    $     (3,992)
                                                                                                             ============


                                                                                        Total           Total other
                                               Retained           Treasury          shareholders'      comprehensive
                                               earnings            shares              equity             income
                                              ------------      -------------      --------------    ----------------

Balance as of December 31, 2002                $ 159,023          $  (4,321)         $ 411,361
Exercise of options                                    -                  -              5,266
Tax benefit in respect of
  options exercised                                    -                  -                758
Amortization of stock based
  compensation                                         -                  -              4,741
Dividends paid                                   (14,882)                 -            (14,882)
Comprehensive income (loss):
Unrealized gains on derivative
  instruments                                          -                  -               (578)           $    (578)
Foreign currency translation differences               -                  -                340                  340
Minimum pension liability                              -                  -               (872)                (872)
Net income                                        45,945                  -             45,945               45,945
                                               ---------          ---------          ---------            ---------
Total comprehensive income                                                                                $  44,835
                                                                                                          =========
Balance as of December 31, 2003                $ 190,086          $  (4,321)         $ 452,079
                                               =========          =========          =========



                   The accompanying notes are an integral part of the consolidated statements.


                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                                         Year ended December 31,
                                                                                                         -----------------------
                                                                                                     2003        2002          2001
                                                                                                     ----        ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                                   $  45,945    $  45,113    $  40,796
  Adjustments required to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                                   37,890       32,937       32,865
   Amortization of deferred stock based compensation                                               4,741         (926)       8,512
  Deferred income taxes, net                                                                          35       (5,620)      (2,694)
  Accrued severance pay, net                                                                      (1,240)       6,260         (633)
  Gain (loss) on sale of property, plant and equipment                                              (915)         743         (327)
  Tax benefit in respect of options exercised                                                        758          648        1,363
  Minority interests in earnings (losses) of subsidiaries                                           (557)         508         (547)
  Equity in net losses (earnings)  of affiliated companies and partnership, net of
   dividend received (*)                                                                          (4,995)        (675)         598
Changes in operating assets and liabilities:
  Decrease (increase) in short and long-term receivables and prepaid expenses                     45,297       58,554       (9,963)
  Increase in inventories                                                                        (38,651)     (55,106)     (72,165)
  Increase (decrease) in trade payable, other payables and accrued expenses                       32,147      (19,321)      37,004
  Increase (decrease) in advances received from customers                                        (27,855)      42,999        6,489
  Settlement of royalties with the Office of the Chief Scientist                                  (1,581)       9,197            -
  Other adjustments                                                                                  337          683         (117)
                                                                                               ---------    ---------    ---------
  Net cash provided by operating activities                                                       91,356      115,994       41,181
                                                                                               ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                                      (61,287)     (46,003)     (45,244)
  Investment grants received for property, plant and equipment                                         -          119        1,334
  Acquisition of subsidiaries and businesses  (Schedule A)                                        (2,458)      (5,280)      (3,344)
  Investments in affiliated companies and subsidiaries                                            (1,049)      (1,681)        (801)
  Proceeds from sale of property, plant and equipment                                              5,815          956        3,010
  Grant of long-term loan                                                                              -         (714)           -
  Repayment of long-term loan                                                                      2,400            -            -
  Repayment of short-term loan                                                                         -        1,371            -
  Investment in long-term bank deposits                                                           (1,750)      (1,228)      (1,872)
  Proceeds from sale of long-term bank deposits                                                    3,568        1,689        2,322
  Short-term bank deposits, net                                                                      960         (204)         (57)
                                                                                               ---------    ---------    ---------
  Net cash used in investing activities                                                          (53,801)     (50,975)     (44,652)
                                                                                               ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                                5,266        4,140        3,300
  Repayment of long-term credit for purchase of a building                                             -            -       (3,000)
  Purchase of treasury  shares                                                                         -            -         (708)
  Repayment of long-term bank loans                                                              (27,066)      (3,249)     (13,049)
  Proceeds from long-term bank loans                                                              10,000        2,233       25,444
  Dividends paid                                                                                 (14,882)     (12,717)     (12,132)
  Change in short-term bank credit and  loans, net                                               (10,997)     (19,729)      (6,517)
                                                                                               ---------    ---------    ---------
  Net cash used in financing activities                                                          (37,679)     (29,322)      (6,662)
                                                                                               ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                (124)      35,697      (10,133)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                            76,280       40,583       50,716
                                                                                               ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                               $  76,156    $  76,280    $  40,583
                                                                                               =========    =========    =========
(*) Dividend received                                                                          $   2,214    $       -    $       -
                                                                                               =========    =========    =========

                       The accompanying notes are an integral part of the consolidated financial statements.


                                                                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
-------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                                Year ended December 31,
                                                                                                -----------------------
                                                                                          2003            2002            2001
                                                                                          ----            ----            ----
SUPPLEMENTAL CASH FLOWS INFORMATION:
     Cash paid during the year for:
     Income taxes                                                                      $ 14,666        $ 21,730        $  9,469
                                                                                       ========        ========        ========
     Interest                                                                          $  4,034        $  2,947        $  6,649
                                                                                       ========        ========        ========

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities  assumed at the date of acquisition was as follows:
     Working capital deficiency (excluding cash and cash equivalents)                  $    657       $       -        $    888
     Property, plant and equipment                                                         (249)           (275)         (1,886)
     Goodwill, know-how and other intangible assets                                      (1,334)         (5,078)         (3,800)
     Deferred income taxes                                                               (1,765)              -               -
     Long-term liabilities                                                                  198               -           1,454
     Minority interest                                                                       35               -               -
                                                                                       --------        --------        --------
                                                                                         (2,458)         (5,353)         (3,344)
     Less short-term debt incurred on acquisition                                             -              73               -
                                                                                       --------        --------        --------
                                                                                       $ (2,458)       $ (5,280)       $ (3,344)
                                                                                       ========        ========        ========


    (*) AEL in 2001 (see Note 1C). Defense systems division of Elron Telesoft in 2002 (see Note 1D). In 2003 OIP (see Note 1E) and AD&D (see Note
         1F).

                     The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -    GENERAL

              A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 30% owned by the Federmann Group and 20% owned by Elron Electronic Industries Ltd. ("Elron"). The Company's shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly owned subsidiaries are EFW Inc. ("EFW") and Elop Electro-Optics Industries Ltd. ("El-Op").

              B. A majority of the Group's revenues were derived in recent years from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for a major customer refer to Note 18C.

              C. In 2001, the Company acquired a 62.5% interest in Aeroeletronica - Industria de Componentes Avionicos S.A. ("AEL"), a Brazilian company located in Porto Alegre, for approximately $3,450 in cash. In July 2002, the Company acquired the remaining 37.5% interest for an additional $900 in cash. The consideration paid included approximately $1,200 held in escrow, pending final resolution of certain liabilities and contingencies of AEL to be resolved over a period of five years following the acquisition. The excess of cost over the fair value of net liabilities acquired of approximately $6,700 was allocated to land ($1,200) and identifiable intangible assets ($5,500), to be amortized over a period of 8 years.

                    AEL serves as a center for the production and logistics support of defense electronics for programs in Brazil.

                    The results of AEL's  operations  have been  included in the
                    consolidated   financial   statements   from   the  date  of
                    acquisition.

                    Pro forma information in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS No. 141") has not been provided, since the revenues and net income of AEL were not material in relation to total consolidated revenues and net income for the year 2001.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -    GENERAL (Cont.)

              D. In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") the assets and the business of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over a weighted average period of 3 years.

                    The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and military applications.

                    The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

                    Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income for the years 2001 and 2002.

              E. In June 2003, the Company (through El-Op) acquired all of the outstanding Ordinary shares of Optronics Instruments & Products N.V. (O.I.P.), a company registered in Belgium, in consideration for $1,846 in cash. The acquisition was accounted for by the purchase method of accounting.

                    O.I.P. develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

                    The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

                    Current assets                          $  6,896
                    Property and equipment                       168
                    Deferred tax assets                        1,700
                                                            --------
                       Total assets acquired                   8,764

                    Current liabilities                       (6,918)
                                                            --------
                    Net assets acquired                     $  1,846
                                                            ========

                    The results of O.I.P.'s operations have been included in the
                    consolidated   financial   statements   from   the  date  of
                    acquisition.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -    GENERAL (Cont.)

                    Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of O.I.P. were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.

              F. In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

                    AD&D develops, manufactures and builds airborne models and other engineered products.

                    The purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to know-how ($1,000) to be amortized by the straight-line method over a period of 10 years and to goodwill ($334).

                    The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

                    Current assets                          $     604
                    Property and equipment                         81
                    Know-how and goodwill                       1,334
                    Deferred tax assets                            65
                                                            ---------
                       Total assets acquired                    2,084

                    Current liabilities                          (445)
                    Long-term liabilities                        (198)
                    Minority interest                             (35)
                                                            ---------
                    Net assets acquired                     $   1,406
                                                            =========

                    The results of AD&D.'s  operations have been included in the
                    consolidated   financial   statements   from   the  date  of
                    acquisition.

                    Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 23.

              A.    USE OF ESTIMATES

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

              B.    FINANCIAL STATEMENTS IN U.S. DOLLARS

                    The Company's revenues are generated mainly in U.S. dollars. In addition, most of the Company's costs are incurred in U.S. dollars. The Company's management believes that the
                    U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

                    Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 "Foreign Currency Translation". All exchange gain and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

                    For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              C.    PRINCIPLES OF CONSOLIDATION

                    The consolidated  financial  statements include the accounts
                    of  the   Company   and  its   wholly   and   majority-owned
                    subsidiaries.

                    The consolidated subsidiaries include El-Op, EFW and other Israeli and non-Israeli subsidiaries.

                    Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

              D.    CASH EQUIVALENTS

                    Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

              E.    SHORT-TERM BANK DEPOSITS

                    Short-term  bank  deposits are deposits  with  maturities of
                    more  than  three  months  but  less  than  one  year.   The
                    short-term bank deposits are presented at their cost.

              F.    INVENTORIES

                    Inventories   are  stated  at  the  lower  of  cost  or  net
                    realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

                    Cost is determined as follows:

                    -    Raw materials using the average cost method.

                    - Costs incurred on long-term contracts in progress represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development costs (refer to Note 2Q).

                    Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              G. INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

                    Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at the lower of cost or estimated fair value.

                    Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, were eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

                    Certain investments are accounted for under the hypothetical liquidation method. For these investments, the Group applies Emerging Issues Task Force ("EITF 99-10"), "Percentage Used to Determine the Amount of Equity Method Losses", according to which the Group recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Group to which the equity method losses are being applied.

                    The Group's  investments  in  affiliates  are  reviewed  for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2003, based on management's most recent analyses, no impairment losses have been identified.

              H.    LONG-TERM TRADE RECEIVABLES

                    Long-term trade receivables from extended payment agreements are recorded at their estimated present values (determined based on the original rates of interest).

              I.    LONG-TERM BANK DEPOSITS

                    Bank deposits with maturities of more than one year are presented at cost including accumulated interest.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              J.    PROPERTY, PLANT AND EQUIPMENT

                    Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group's own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                               %
                                                             -----
                    Buildings                                  2-4  (mainly 4%)
                    Instruments, machinery and equipment     10-33
                    Office furniture and other                6-33
                    Motor vehicles                           15-20  (mainly 15%)

                    Land rights and leasehold improvements - over the term of the lease.

              K.    IMPAIRMENT OF LONG-LIVED ASSETS

                    The Group's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2003, no impairment losses have been identified.

              L.    OTHER ASSETS

                    Intangible assets subject to amortization arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, "Intangible Assets" ("APB No. 17").

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              L.    OTHER ASSETS (CONT.)

                    Intangible assets acquired in a business combination for which date is on or after July 1, 2001, are being amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").

              M.    GOODWILL

                    Goodwill represents excess of the cost of acquired entities over the net fair values of the assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10 - 20 years. Under SFAS No. 142, such goodwill shall no longer be amortized effective as of January 1, 2002. Goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

                    SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the implied fair value of goodwill to its carrying value. Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units. As of December 31, 2003, no impairment losses have been identified.

                    The adoption of SFAS 142 did not affect the financial position and results of operations of the Group as of January 1, 2002.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              N.    SEVERANCE PAY

                    Under Israeli law and employment agreements, the Group's companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period of his employment. The companies' obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

                    The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

                    Severance pay expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $11,491, $10,138 and $8,097, respectively.

              O.    REVENUE RECOGNITION

                    The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products. Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production - Type Contracts" ("SOP 81-1") on the percentage of completion method.

                    Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profit is included in earnings in proportion to recorded sales.

                    Sales under certain long-term fixed-price contracts which, among other things require a significant amount of development effort in relation to total contract value, are recorded using the cost-to-cost method of accounting where sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion but not before the Group achieves certain milestones. As for research and development costs accounted for as contract costs refer to Note 2Q.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              O.    REVENUE RECOGNITION (CONT.)

                    Sales under long-term fixed-price development and production type contracts are recorded on a percentage of completion basis using cost-to-cost method and units of delivery method, as applicable.

                    Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                    Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance.

                    The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract. Anticipated losses on contracts are charged to earnings when identified.

                    Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              P.    WARRANTY

                    The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group's warranty liability include the number of delivered units, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

                    Changes in the Group's provision for warranty during the year are as follows:

                    Balance, at January 1, 2003                  $ 8,541
                    Warranties issued during the year              4,491
                    Warranties forfeited or exercised
                      during the year                             (3,340)
                                                                 -------

                    Balance, at December 31, 2003                $ 9,692
                                                                 =======

              Q.    RESEARCH AND DEVELOPMENT COSTS

                    Research and development costs, net of participations, are charged to operations as incurred.

                    Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

                    Under certain arrangements in which a customer shares in product development costs, the Group's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

                    Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized at the time the applicable company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              R.    INCOME TAXES

                    The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              S.    CONCENTRATION OF CREDIT RISKS

                    Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

                    The majority of the Group's cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

                    The Group's trade receivables are derived primarily from sales to large and solid customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              T.    DERIVATIVE FINANCIAL INSTRUMENTS

                    Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must  designate  the  hedging  instrument,  based  upon  the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operations.

                    For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain and loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

                    The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

                    For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              T.    DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

                    As part of its fair value hedging strategy the Group enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The purpose of the Group's foreign currency hedging activities is to protect the Group from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

                    In addition, in order to ensure the dollar value of certain assets and liabilities, the Group has enters into forward exchange contracts.

                    As part of its cash flows hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in currency other than the U.S. dollar.

                    As of December 31, 2003, the Group had forward contracts with notional value of approximately $27,500 to purchase and sell foreign currencies. The Group also had options to hedge future cash flow in the amount of $24,000. The forward contracts and the options mature in 2004.

                    The fair value of the foreign exchange contracts as of December 31, 2003 amounted to $1,113. The fair value of the options as of December 31, 203 is minimal.

              U.    STOCK-BASED COMPENSATION

                    The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB No. 25, compensation expense is recognized based on the intrinsic value method where by compensation expense is equal to the excess if any of the quoted market price of the stock at the grant date of the award or other measurement date, over the amount an employee must pay to acquire the stock. The Company recognizes the expense over the vesting period of the award.

                    In respect of phantom share options, the Company applies variable stock compensation accounting (See Note 17C).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              U.    STOCK-BASED COMPENSATION (CONT.)

                    The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

                    Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                    The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                 2003       2002        2001
                                                 ----       ----        ----
                    Divided yield               2.19%       1.99%       2.03%
                    Expected volatility        19.03%       21.9%       33.8%
                    Risk-free interest          1.20%       1.34%          2%
                    Expected life of up to    6 years     6 years     6 years

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              U.    STOCK-BASED COMPENSATION (CONT.)

                    Pro forma information under SFAS No.123 is as follows:

                                                                             Year ended December 31,
                                                                      2003            2002             2001
                                                                  -------------    ------------    -------------
              Net income  as reported                               $ 45,945         $ 45,113         $   40,796
               Add - Stock based compensation
                         expense (income), net of related
                         tax effects as reported (intrinsic
                         method)                                       3,793             (741)             6,810
               Deduct - Stock based compensation
                         expense under fair value based
                         method of  SFAS 123 net of
                         related tax effects                         (2,956)          (2,956)            (2,932)
                                                                    --------         --------         ----------
               Pro forma net income                                 $ 46,782         $ 41,416         $   44,674
                                                                    ========         ========         ==========

              Net earnings per share:
               Basic net earnings per share as reported             $   1.18         $   1.17         $     1.07
                                                                    ========         ========         ==========

              Diluted net earnings per share as reported            $   1.14         $   1.13         $     1.04
                                                                    ========         ========         ==========

              Pro forma basic net earnings per share                $   1.20         $   1.08         $     1.18
                                                                    ========         ========         ==========

              Pro forma diluted net earnings per share              $   1.16         $   1.04         $     1.14
                                                                    ========         ========         ==========

              V.    FAIR VALUE FINANCIAL INSTRUMENTS

                    The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

                    Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

                    The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              V.    FAIR VALUE FINANCIAL INSTRUMENTS (CONT.)

                    It was not practicable to estimate the fair value of the Group's investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies were $11,104 and $11,745 as of December 31, 2002 and 2003, respectively, and represent the original cost of acquisition.

              W.    BASIC AND DILUTED NET EARNINGS PER SHARE

                    Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with SFAS No. 128 "Earnings Per Share". Outstanding stock options are excluded from the calculation of the diluted net earnings per Ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

              X.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                    In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

                    FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              X.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                    provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 did not have a material impact on the Group's results of operations or financial position.

                    In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company's consolidated financial position, cash flows or results of operations.

                    In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB NO. 104 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

                    In 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). In December 2003, the FASB revised FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying Variable Interest Entities ("VIE's") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              X.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                    In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about the entity's activities, or
                    (3) has a group of equity owners that do not have the obligation to absorb the entity's losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

                    The Group is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered as VIEs in accordance with the interpretation. Accordingly, if it is determined that the Group is the primary beneficiary of a VIE, the Group will be required to consolidate the financial statements of such VIE with its own financial statements commencing in the first quarter of 2004.

              Y.    RECLASSIFICATIONS

                    Certain  financial  statement  data for prior years has been
                    reclassified   to  conform  with   current  year   financial
                    statement presentation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 3   -    TRADE RECEIVABLES, NET

              Trade receivables

                                                              December 31,
                                                         ---------------------
                                                          2003          2002
                                                          ----          ----
              Open accounts (*)                          $170,287     $185,997
              Unbilled receivables                         36,855       43,187
              Less - allowance for doubtful accounts       (3,861)      (3,411)
                                                         --------     --------
                                                         $203,281     $225,773
                                                         ========     ========
              (*)  Includes affiliated companies         $  6,668     $  9,647
                                                         ========     ========

Note 4   - OTHER RECEIVABLES AND PREPAID EXPENSES

                                                              December 31,
                                                         ---------------------
                                                          2003          2002
                                                          ----          ----
              Prepaid expenses                           $ 14,310     $ 12,244
              Government departments                        5,826        5,915
              Employees                                       513        1,029
              Deferred income taxes                        21,908       19,997
              Others                                        5,806        3,513
                                                         --------     --------
                                                         $ 48,363     $ 42,698
                                                         ========     ========

Note 5   - INVENTORIES, NET OF ADVANCES

                                                                                December 31,
                                                                       ------------------------------
                                                                            2003             2002
                                                                            ----             ----
              Cost incurred on long-term contracts in progress            $253,663       $  210,418
              Raw materials                                                 78,504           75,579
              Advances to suppliers and subcontractors                      20,137           25,047
                                                                          --------       ----------
                                                                           352,304          311,044
              Less -
              Cost incurred on contracts in progress deducted
                from customer advances                                      14,581           10,658
                                                                          --------       ----------
                                                                           337,723          300,386
              Less -
                Advances received from customers                            77,482           67,624
                Provision for losses                                        11,016           12,363
                                                                          --------       ----------
                                                                          $249,225        $ 220,399
                                                                          ========       ==========


              The Company has transferred legal title of inventories to certain customers as collateral for advances received.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
              COMPANIES

              A. Investments in companies accounted for under the equity method:

                                                         December 31,
                                                  --------------------------
                                                    2003              2002
                                                    ----              ----
                    SCD (1)                       $ 17,347          $ 15,713
                    VSI (2)                          6,149             3,893
                    Opgal (3)                        2,390             2,028
                    Others (4)                         592               313
                                                  --------          --------
                                                  $ 26,478          $ 21,947
                                                  ========          ========

                    (1) Semi Conductor Devices ("SCD"), an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company's financial statements.

                    (2) Vision Systems International LLC ("VSI") based in San Jose, is a California limited liability company that is held 50% by EFW. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements.

                    (3) Opgal Optronics Industries Ltd. ("Opgal") is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
              COMPANIES (CONT.)

              A. Investments in companies accounted for under the equity method (cont.)

                    (4) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company, which holds the majority of Mediguide's Ordinary shares. In 2001-2003, Mediguide issued Preferred shares to other investors in consideration for approximately $16,000. The Preferred shares entitle the other investors to preference rights in any liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

                         RedC Optical Networks Inc. ("RedC") is engaged in the multi-focal optic communications sector and is held 36.5% by El-Op. RedC designs, develops and manufacture optical amplifiers for dense wave-length multiplexing
                         (DWDM) optical networks for telecommunication renders. Based on analysis performed, the Company recorded a provision for loss on its investment in RedC of $2,500 during the year ended December 31, 2002. This provision has been presented under "Equity in net earnings of affiliated companies and partnership".

                    (5)  See Note 16(E) for guarantees.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
              COMPANIES (CONT.)

              B.    Investments in companies accounted for under the cost method

                                                         December 31
                                                  --------------------------
                                                    2003              2002
                                                    ----              ----
                       Sultam (1)                 $  3,500          $  3,500
                       ISI (2)                       7,230             7,230
                       Aero Astro (3)                1,000                 -
                       Others                           15               374
                                                  --------          --------
                                                  $ 11,745          $ 11,104
                                                  ========          ========

                    (1) Sultam Systems Ltd. ("Sultam"), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector.

                    (2) ImageSat International N.V. ("ISI"), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

                    (3) AeroAstro Inc. - In January 2003, the Company purchased Common stock of AeroAstro Inc., ("AAI") a Delaware corporation, representing 8.33% of the total outstanding Common stock of AAI on a fully diluted basis, in consideration for $1,000. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

Note 7   -    LONG -TERM BANK DEPOSITS AND LOAN

                                                        December 31,
                                                  ---------------------------
                                                    2003              2002
                                                    ----              ----
              Deposits with bank for loans
               granted to employees (*)           $ 1,901           $ 2,037
              Other deposits with bank                 53               935
              Long-term loan                            -               714
                                                  -------           -------
                                                  $ 1,954           $ 3,686
                                                  =======           =======

              (*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $633 (2002 - $680).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 8   -    PROPERTY, PLANT AND EQUIPMENT, NET


                                                                              December 31,
                                                                     ----------------------------
                                                                        2003             2002
                                                                        ----             ----
              Land, buildings and leasehold improvements (2)         $ 143,223          $ 128,456
              Instruments, machinery and equipment (3)                 194,129            169,467
              Office furniture and other                                24,943             21,904
              Motor vehicles                                            29,776             24,393
                                                                     ---------          ---------
                                                                       392,071            344,220
              Accumulated depreciation                                (162,850)          (141,259)
                                                                     ---------          ---------
              Depreciated cost                                       $ 229,221          $ 202,961
                                                                     =========          =========

              Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $30,775, $26,525 and $24,517, respectively.

                    (1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $30,700 and $30,800 as of December 31, 2003 and 2002, respectively.

                    (2) Includes, rights in approximately 9,225 square meters of land in, Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                         Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                    (3) Includes equipment produced by the Group for its own use in the amount of $10,498 and $5,517 as of December 31, 2003 and 2002, respectively.

                    (4)  As for pledges of assets - see Note 16(H).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -     OTHER ASSETS, NET

              A.

                                                        Weighted-average                 December 31,
                                                           number of                ------------------------
                                                             years                    2003             2002
                                                         -----------------            ----             ----
                 Original cost:
                   Know-how and technology (1)               12.5                 $  82,449         $  81,398
                   Trade marks (2)                            17                      8,000             8,000
                   Goodwill (3)                                                      37,613            37,199
                                                                                  ---------         ---------
                                                                                    128,062           126,597
                                                                                  ---------         ---------

                 Accumulated amortization:

                   Know-how and technology                                           21,555            14,666
                   Trade marks                                                        1,458             1,125
                   Goodwill                                                           5,037             5,037
                                                                                  ---------         ---------
                                                                                     28,050            20,828
                                                                                  ---------         ---------
                 Amortized cost                                                   $ 100,012         $ 105,769
                                                                                  =========         =========


                    (1)  Includes  mainly  know-how  acquired in the merger with
                         El-Op ($45,000), know-how acquired in the acquisition of AEL and the Government Division ($10,600) and intangible assets acquired from Honeywell Inc. ($9,300).

                    (2)  Includes trade marks acquired in the merger with El-Op.

                    (3) Includes mainly goodwill acquired in the merger with El-Op ($34,200) and goodwill acquired from Honeywell Inc. ($1,800). Until January 1, 2002, goodwill was amortized at an annual rate of 5% - 10%.

              B. Amortization expenses amounted to $7,222, $6,412 and $8,348 for the years ended December 31, 2003, 2002 and 2001, respectively.

              C. The annual amortization expense relating to intangible assets existing as of December 31, 2003 for each of the five years in the period ending December 31, 2008 is estimated to be approximately $6,000.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -     OTHER ASSETS, NET (CONT.)

              The following information is presented to reflect net income and net earnings per share for all prior periods adjusted to exclude amortization of goodwill.

                                                                    Year ended
                                                                   December 31,
                                                                   ------------
                                                                       2001
                                                                   ------------

              Reported net income                                     $ 40,796
              Goodwill amortization                                      2,760
                                                                      --------
              Adjusted net income                                     $ 43,556
                                                                      ========

              Net earnings per share
              Reported basic net earnings per share                   $   1.07
              Goodwill amortization                                       0.08
                                                                      --------
              Adjusted basic net earnings per share                   $   1.15
                                                                      ========

              Reported diluted net earnings per share                 $   1.04
              Goodwill amortization                                       0.07
                                                                      --------
              Adjusted diluted net earnings per share                 $   1.11
                                                                      ========


Note 10  -    SHORT-TERM BANK CREDIT AND LOANS

                                                                 December 31,
                                                 ----------------------------------------
                                                 2003        2002        2003        2002
                                                 ----        ----        ----        ----
                                                 Interest rate %
                                               ------------------
            Short-term bank loans:
              In U.S. dollars                  3.3-4.75        3-5    $    533    $  13,512
              In EURO                              3.5           -       1,927            -
                                                                      ---------   ---------
                                                                         2,460       13,512
                                                                      ---------   ---------
            Short-term bank credit:
              In NIS unlinked                      7.2    9.6-10.9       4,684        5,241
              In U.S. dollars                      2.6     2.8-3.6       1,365        5,549
                                                                      ---------   ---------
                                                                         6,049       10,790
                                                                      ---------   ---------
                                                                      $   8,509   $  24,302
                                                                      =========   =========

              The subsidiary in the U.S. maintains standby lines of credit with various banks. The sum of the lines equals $66,000 of which $15,900 was available as of December 31, 2003.

              As for liens - see Note 16F.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 11  -    OTHER PAYABLES AND ACCRUED EXEPNSES

                                                             December 31,
                                                        ---------------------
                                                        2003             2002
                                                        ----             ----
              Payroll and related expenses          $   33,382        $   27,912
              Provision for vacation pay                25,280            20,492
              Government departments                    25,243            22,443
              Provision for warranty                     9,692             8,541
              Cost provisions and others                62,930            61,916
                                                    ----------        ----------
                                                    $  156,527        $  141,304
                                                    ==========        ==========


Note 12  -    CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON
              CONTRACTS IN PROGRESS


                                                                     December 31,
                                                                 ---------------------
                                                                 2003             2002
                                                                 ----             ----
              Advances received                                $199,273         $225,160
              Less -
               Advances presented under long-term
                 liabilities                                      7,592           40,411
               Advances deducted from inventories                77,482           67,624
                                                               --------         --------
                                                                114,199          117,125

              Less -
               Costs incurred on contracts in progress           14,581           10,658
                                                               --------         --------
                                                               $ 99,618         $106,467
                                                               ========         ========
              As for guarantees see Note 16G

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 13  -    LONG-TERM LOANS

                                                                                                    December 31,
                                                           Interest             Years of         -----------------
                                           Linkage             %                maturity         2003         2002
                                           -------         --------             --------         ----         ----
              Banks                      U.S. dollars       Libor +           2004 - 2005       $57,574     $67,206
                                                            0.75%-1.85%
              Banks                      NIS-unlinked       Israeli
                                                            Prime             2004 - 2022         3,599       3,383
              Office of chief            NIS-linked to
               scientist                 the Israeli-CPI    5.2%              2004 - 2008         7,683       9,197
                                                                                                -------     -------
                                                                                                 68,856      79,786
              Less-current maturities                                                             6,818       6,613
                                                                                                -------     -------
                                                                                                $62,038     $73,173
                                                                                                =======     =======


              The Libor rate as of December 31, 2003 was 1.12%. The Israeli Prime rate as of December 31, 2003 was 6.3%. The maturities of these loans after December 31, 2003 are as follows:

              2004 - current maturities            $    6,818
              2005                                     56,136
              2006                                      2,693
              2007                                        139
              2008                                        148
              2009 and thereafter                       2,922
                                                   ----------
                                                   $   68,856
                                                   ==========


              In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain loan covenants. Management believes that the Company and the subsidiaries meet the conditions of these covenants as of balance sheet date.

               As for charges see Note 16H.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  -    BENEFIT PLANS

              The subsidiary in the U.S. has adopted for its employees in the U.S. benefits plans as follows:

              Defined Benefit Retirement Plan

              The subsidiary in the U.S. has two defined benefit pension plans (the Plans) covering substantially its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans' assets.

              The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the
              Plans:

                                                                       December 31,
                                                                ------------------------
                                                                2003                2002
                                                                ----                ----
              Benefit obligation at beginning of year         $ 28,439           $ 22,358
              Service cost                                       2,480              2,067
              Interest cost                                      1,921              1,678
              Actuarial losses                                   2,825              2,955
              Benefits repaid                                     (700)              (619)
                                                              --------           --------
              Benefit obligation at end of year                 34,965             28,439
                                                              --------           --------

              Plans assets at beginning of year                 15,558             16,167
              Actual return on Plan assets                       2,689             (1,560)
              Contributions by employer                          3,649              1,571
              Benefits repaid                                     (700)              (619)
                                                              --------           --------
              Plans assets at end of year                       21,196             15,559
                                                              --------           --------
              Funded status of Plans (underfunded)             (13,769)           (12,880)
              Unrecognized prior service cost                     (195)               234
              Unrecognized net actuarial loss                    9,395              7,582
                                                              --------           --------
              Net amount recognized                             (4,569)            (5,064)
                                                              ========           ========
              Net asset (liability) consists of:
              Accrued benefit liability                        (11,011)           (10,298)
              Intangible asset                                      51                234
              Accumulated other comprehensive income             6,391              5,000
                                                              --------           --------
              Net amount recognized                             (4,569)          $ (5,064)
                                                              ========           ========
              Weighted average assumptions :
                 Discount rate as of December 31,                 6.25%              6.75%
                 Expected long-term rate of return on
                   Plans assets                                   9.00%              9.00%

                 Rate of compensation increase                    3.00%              3.00%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  -    BENEFIT PLANS (Cont.)

                                                                          Year ended December 31,
                                                                      ------------------------------
                                                                      2003         2002         2001
                                                                      ----         ----         ----
              Components of net periodic pension cost:
                 Service cost                                        $ 2,480      $  2,067     $ 1,766
                 Interest cost                                         1,921         1,678       1,461
                 Expected return on Plan assets                       (1,573)       (1,597)     (1,666)
                Amortization of prior service cost                       (15)           28          24
                Recognized of net actuarial gain                         339             -         (38)
                One-time FAS 88 charge for 2001 SRP                        -             -         177
                                                                     -------      --------     -------
                 Net periodic pension cost                           $ 3,152      $  2,176     $ 1,724
                                                                     =======      ========     =======

              Defined Contribution Plan

              The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Subsidiary's employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. The U.S. subsidiary may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,629 for the year ended December 31, 2003 (2002 - $1,369).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    TAXES ON INCOME

              A.    APPLICABLE TAX LAWS

                    (1) Measurement of taxable income under Israel's Income Tax (Inflationary Adjustments) Law, 1985:

                         Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                         In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

                    (2) Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

                         The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

                    (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1969:

                         Several expansion programs of the Company and certain of its Israeli subsidiaries ("the companies") have been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    TAXES ON INCOME

              A.    APPLICABLE TAX LAWS (CONT.)

                    (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959 (cont.):

                         Accordingly, certain income of the companies, derived from the "Approved Enterprise" expansion programs is tax exempt for two-year to ten-year period and subject to reduced tax rates of 25% for a five-year to eight-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2003, the tax benefits for these expansion programs will expire between 2004 to 2010.

                         The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 16F). As of December 31, 2003, Management believes that the companies are meeting all conditions of the approvals.

                         The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the companies only upon the complete liquidation of the companies. As of December 31, 2003, retained earnings included approximately $96,000 in tax-exempt profits earned by the companies' "Approved Enterprise".

                         If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently - 25%) and an income tax liability would be incurred of approximately $ 23,940 as of December 31, 2003.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    TAXES ON INCOME

              A.    APPLICABLE TAX LAWS

                    (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959:

                         The Company's Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Companyies "Approved Enterprise".

                         In Israel, income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

                         Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

              B.    NON - ISRAELI SUBSIDIARIES

                    Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    INCOME TAXES (CONT.)

              C.    INCOME BEFORE TAXES ON INCOME

                                                                         Year ended December 31,
                                                                     ----------------------------
                                                                     2003        2002        2001
                                                                     ----        ----        ----
                     Income before taxes on income:
                        Domestic                                   $ 38,423    $ 42,317    $ 44,212
                        Foreign                                      11,090      11,977       7,638
                                                                   --------    --------    --------
                                                                   $ 49,513    $ 54,294    $ 51,850
                                                                   ========    ========    ========


              D.    TAXES ON INCOME

                                                                         Year ended December 31,
                                                                     ----------------------------
                                                                     2003        2002        2001
                                                                     ----        ----        ----

                     Taxes on income:
                     Current taxes:
                        Domestic                                   $ 12,346    $ 11,654    $  9,385
                        Foreign                                         718       6,114       3,048
                                                                   --------    --------    --------
                                                                   $ 13,064      17,768      12,433
                                                                   ========    ========    ========

                     Deferred income taxes:

                        Domestic                                     (4,672)     (3,561)       (839)
                        Foreign                                       2,942      (2,059)       (591)
                                                                   --------    --------    --------
                                                                     (1,730)     (5,620)     (1,430)
                                                                   --------    --------    --------
                     Taxes in respect of prior years                      -   (*)(2,800)          -
                                                                   --------    --------    --------
                                                                   $ 11,334    $  9,348    $ 11,003
                                                                   ========    ========    ========


              (*) A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years' tax assessments in respect of various Group companies.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    INCOME TAXES (CONT.)

              E.    DEFERRED INCOME TAXES

                    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

                                                                                               Deferred
                                                                                       tax asset (liability)(1)
                                                                                    -------------------------------
                                                                     Total             Current        Noncurrent
                                                                     -----             -------        ----------
                    As of December 31, 2003

                    Deferred tax assets:
                      Reserve and allowances                       $ 13,884           $ 13,922           $    (38)
                      Inventory                                       7,547              7,547                  -
                      Net operating loss carryforwards                6,606                439              6,167
                                                                   --------           --------           --------
                                                                     28,037             21,908              6,129
                      Valuation allowance (2)                        (3,879)                 -             (3,879)
                                                                   --------           --------           --------
                      Net deferred tax assets                        24,158             21,908              2,250
                                                                   --------           --------           --------

                    Deferred tax liabilities:
                    Property, plant and equipment                   (12,769)                 -            (12,769)
                    Other assets                                    (14,397)                 -            (14,397)
                                                                   --------           --------           --------
                                                                    (27,166)                 -            (27,166)
                                                                   --------           --------           --------
                    Net deferred tax assets (liabilities)          $ (3,008)          $ 21,908           $(24,916)
                                                                   ========           ========           ========

                    As of December 31, 2002

                    Deferred tax assets:
                      Reserve and allowances                       $ 10,510           $ 10,859           $   (349)
                      Inventory                                       9,138              9,138                  -
                      Net operating loss carryforwards                2,326                  -              2,326
                                                                   --------           --------           --------
                                                                     21,974             19,997              1,977
                      Valuation allowance (2)                        (2,326)                 -             (2,326)
                                                                   --------           --------           --------
                      Net deferred tax assets                        19,648             19,997               (349)
                                                                   --------           --------           --------

                    Deferred tax liabilities:

                    Property, plant and equipment                    (9,209)                 -             (9,209)
                    Other assets                                    (15,177)                 -            (15,177)
                                                                   --------           --------           --------
                                                                    (24,386)                 -            (24,386)
                                                                   --------           --------           --------
                    Net deferred tax assets (liabilities)          $ (4,738)          $ 19,997           $(24,735)
                                                                   ========           ========           ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    INCOME TAXES (CONT.)

              E.    DEFERRED INCOME TAXES (CONT.)

                    (1) Current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

                    (2) During 2003, the Group increased the valuation allowance due to an increase in accumulated operating loss carryforwards that more likely than not, will not be utilized.

              F. The Group's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $12,000 as of December 31, 2003. The Group's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $8,500 as of December 31, 2003 to offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $6,600 in respect of which a valuation allowance has been recorded in the amount of approximately $3,900.

              G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                               Year ended December 31,
                                                                                   ----------------------------------------------
                                                                                   2003                 2002                2001
                                                                                   ----                 ----                ----
                    Income  before taxes as reported in the
                       consolidated statements of operations                     $ 49,513            $ 54,294            $ 51,850
                    Statutory tax rate                                                 36%                 36%                 36%
                                                                                 ========            ========            ========
                    Theoretical tax expense                                      $ 17,825            $ 19,546            $ 18,666
                    Tax benefit arising from reduced rate as an
                       "Approved Enterprise" and other tax                         (8,391)             (9,054)             (7,697)
                       benefits
                    Tax adjustment in respect of different tax rate for
                       foreign subsidiaries                                           279                (461)               (952)
                    Operating carryforward losses for which
                        valuation allowance was provided                              126               2,189                 101
                    Increase (decrease) in taxes resulting from
                       nondeductible expenses                                         993                (263)                571
                    Difference in basis of measurement for
                      financial reporting and tax return purposes                     846                 458                 832
                    Taxes in respect of prior years                                     -              (2,800)                  -
                    Other differences, net                                           (344)               (267)               (518)
                                                                                 --------            --------            --------
                    Actual tax expenses                                          $ 11,334            $  9,348            $ 11,003
                                                                                 ========            ========            ========
                    Effective tax rate                                               22.9%               17.2%               21.2%
                                                                                 ========            ========            ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES

              A.    ROYALTY COMMITMENTS

                    1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                         In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2%
                         - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR and other applicable law. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

                         In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

                         The Company and certain of its subsidiaries are also obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technology.

                         Royalties  expensed  or  accrued  amounted  to  $7,812,
                         $14,741   and   $8,252   in  2003,   2002   and   2001,
                         respectively.

                    2. In September 2001, the OCS issued "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties) ("the regulations"). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

              A.    ROYALTY COMMITMENTS (CONT.)

                    If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

                    In May 2002, El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801 included in Cost of Revenues.

              B.    COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

                    In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2003 amounted to $630,000 to be performed over a period of up to 11 years, is typically tied to a percentage (up to 100%) of the amount of the specific contract.

                    In the opinion of Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one to one basis.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

              C.    LEGAL CLAIMS

                    The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company's Management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

              D.    LEASE COMMITMENTS

                    The future mininum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2003:

                             2004                            $  8,520
                             2005                               6,145
                             2006                               5,557
                             2007                               5,453
                             2008 and there after               5,451
                                                             --------
                                                             $ 31,126
                                                             ========

                    Rent  expenses for the years ended  December 31, 2003,  2002
                    and  2001   amounted   to  $9,177,   $9,215,   and   $7,978,
                    respectively.

              E. The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines from banks amounting to $13,900 (2002- $10,600), of which $13,400 (2002 - $10,200) relates to a owned 50% foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable to perform under the guarantee for any debt the investee would be in default under the terms of the credit line.

              F. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $800 (see Note 15 A (3) above ).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

              G. Guarantees in the amount of approximately $399,200 were issued by banks securing certain advances from customers and performance bonds on behalf of Group companies.

              H. Certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

Note 17  -    SHAREHOLDER'S EQUITY

              A.    SHARE CAPITAL

                    Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

              B.    2000 EMPLOYEE STOCK OPTION PLAN

                    In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 Ordinary shares. The exercise price approximates market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" shares options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

                    Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2003, 479,217 options of the Company were still available for future grants.

              C.    "PHANTOM" SHARE OPTIONS

                    The phantom share options are considered as part of a variable plan as defined in APB No. 25, and accordingly the compensation cost of the options is measured by the difference between the market price of the Company's shares and the exercise price of the options at the end of every reporting period and amortized by the accelerated method over the remaining vesting period.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  -    SHAREHOLDER'S EQUITY (CONT.)

              D. A summary of the Company's share option activity under the plans is as follows:

                                                                              December 31,
                                   ----------------------------------------------------------------------------------------------
                                              2003                             2002                              2001
                                   ---------------------------    ------------------------------   ------------------------------
                                                      Weighted                          Weighted                        Weighted
                                                      average                           average                         average
                                   Number of          exercise         Number of        exercise        Number of       exercise
                                    options            price            options          price           options         price
                                   ---------         ---------    --------------      ----------       -----------  ---------------
Outstanding-beginning of
 the year                          4,511,724         $  12.26      5,107,634          $  11.93         5,671,918    $   11.26
  Granted                             13,000            14.91         27,000             14.92            98,840        12.91
  Exercised                         (757,947)           12.13       (558,901)             9.45          (598,348)       11.93
  Forfeited                          (31,175)           12.29        (64,009)            11.33           (64,776)       12.50
                                   ---------         --------      ---------          --------         ---------    ---------
  Outstanding - end of the
    year                           3,735,602         $  12.30       4,511,724         $  12.26         5,107,634    $   11.93
                                   =========         ========      =========          ========         =========    =========
Options exercisable at
   the end of the year             2,547,196         $  12.23       2,287,790         $  12.18           373,138    $    7.56
                                   =========         ========      =========          ========         =========    =========

              E. The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

                                       Options outstanding                       Options exercisable
                          -----------------------------------------------   -----------------------------
                             Number         Weighted                                            Weighted
                          outstanding        average         Weighted           Number           average
                             as of          remaining        average        outstanding as      exercise
                          December 31,     contractual       exercise       of December 31,     price per
    Exercise price            2003        life (years)    price per share        2003             share
    --------------        ------------    ------------    ---------------   ---------------     ---------
 $10.61-$12.16              158,935            0.42           $10.69            158,935          $10.69
 $12.18-$15.64            1,786,193            2.93            12.37          1,190,240           12.34
 $12.18-$15.64(*)         1,790,474            2.94            12.37          1,198,021           12.33
                          ---------            ----           ------          ---------          ------
                          3,735,602            2.83           $12.30          2,547,196          $12.23
                          =========            ====           ======          =========          ======

  (*) Phantom share options.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  -    SHAREHOLDER'S EQUITY (CONT.)

              E.    (Cont.)

                    Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense (income) of $4,741, $(926) and $8,512 were recognized during the years ended December 31, 2003, 2002 and 2001, respectively.

              F. The weighted average exercise price and fair value of options granted during the years ended December 31, 2003, 2002 and 2001 were:

                                          Less than market price
                                    --------------------------------------
                                             Year ended December 31,
                                    --------------------------------------
                                    2003              2002            2001
                                    ----              ----            ----
Weighted-average
exercise price                    $  14.91         $  14.92       $  12.91
Weighted-average
  fair values on
  grant date                      $   4.63         $   4.31       $   5.14


              G.    Computation of basic and diluted net earnings per share:


                                 Year ended                            Year ended                              Year ended
                              December 31, 2003                      December 31, 2002                      December 31, 2001
                   -------------------------------------- ------------------------------------ -------------------------------------
                                                           Net income
                    Net income to  Weighted                    to        Weighted               Net income to   Weighted
                    shareholders   averaged       Per      shareholders  averaged       Per      shareholders   averaged      Per
                    of Ordinary   number of      share     of Ordinary   number of     share     of Ordinary    number of    share
                       shares      shares (*)    amount       shares     shares (*)    amount       shares      shares (*)   amount
                   -------------------------------------- ------------------------------------ -------------------------------------
Basic net earnings   $   45,945     39,061        $1.18      $45,113      38,489        $1.17       $40,796      37,975       $1.07

Effect of dilutive
 securities:
 Employee stock
 options                     -       1,169                         -       1,374                          -       1,384
                     ----------     ------                   -------      ------                    -------      ------
 Diluted net
 earnings            $   45,945     40,230        $1.14      $45,113      39,863        $1.13       $40,796      39,359       $1.04
                     ==========     ======        =====      =======      ======        =====       =======      ======       =====

* In thousands

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  -    SHAREHOLDER'S EQUITY (CONT.)

              H.    TREASURY SHARES

                    The Company's shares held by the Company are presented at cost and deducted from shareholder's equity.

              I.    DIVIDEND POLICY

                    Dividends declared by the Company are paid in NIS or in foreign currency subject to any statutory limitations. The Company has decided not to declare dividends out of tax exempt earnings.

Note 18  -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

              The Group adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Group operates in one reportable segment (see Note 1 for a brief description of the Group's business).

              A.    Revenues  are  attributed  to  geographic   areas  based  on
                    location of the end customers as follows:

                                                    Year ended December 31,
                                             -----------------------------------
                                             2003            2002           2001
                                             ----            ----           ----
                     Europe                 $109,409       $144,862    $179,560
                     U.S.                    332,323        267,686     206,627
                     Israel                  255,742        225,674     226,650
                     Others                  200,506        189,234     151,664
                                            --------       --------    --------
                                            $897,980       $827,456    $764,501
                                            ========       ========    ========

              B.    Revenues are generated by the following product lines:

                                                                              Year ended December 31,
                                                                       -----------------------------------
                                                                       2003            2002           2001
                                                                       ----            ----           ----
                    Airborne systems                                 $373,580        $372,756       $334,201
                    Armored vehicles systems                          199,800         135,700        126,300
                    Command, control, communications,
                     computers and intelligence systems (C4I)         133,900         122,700        105,800

                    Electro-optical systems                           140,500         148,200        162,700
                    Others                                             50,200          48,100         35,500
                                                                     --------        --------       --------
                                                                     $897,980        $827,456       $764,501
                                                                     ========        ========       ========

              C. Revenues from single customer, which exceed 10% of total revenues in the reported years:

                                                                              Year ended December 31,
                                                                       -----------------------------------
                                                                       2003            2002           2001
                                                                       ----            ----           ----
                    Customer A                                          21%             18%            20%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 18  -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)

              D.    Long-lived assets by geographic areas:

                                                  December 31,
                                     ----------------------------------
                                     2003            2002          2001
                                     ----            ----          ----
                    Israel        $229,396        $211,256        $ 84,864
                    U.S             81,261          83,814         194,690
                    Others          18,093          13,660          10,451
                                  --------        --------        --------
                                  $328,750        $308,730        $290,005
                                  ========        ========        ========


Note 19  -    RESEARCH AND DEVELOPMENT COSTS, NET

                                                      Year ended December 31,
                                              --------------------------------------
                                              2003             2002             2001
                                              ----             ----             ----
              Total expenses               $ 65,487         $ 62,560         $ 67,871
              Less - participations         (10,568)          (5,550)          (9,112)
                                           --------         --------         --------
                                           $ 54,919         $ 57,010         $ 58,759
                                           ========         ========         ========

Note 20  -    FINANCIAL EXPENSES, NET

                                                                  Year ended December 31,
                                                            ----------------------------------
                                                            2003           2002           2001
                                                            ----           ----           ----
              Expenses:
               On long-term bank debt                     $ 2,719        $ 2,026        $ 3,033
               On short-term bank credit and loans          2,838          3,415          3,806
               Others                                       5,600          1,214            798
                                                          -------        -------        -------
                                                           11,157          6,655          7,637
                                                          -------        -------        -------

              Income:
              Interest on cash, cash equivalents
               and bank deposits                              309          1,547          2,179
              Others                                        5,978          2,073          2,841
                                                          -------        -------        -------
                                                            6,287          3,620          5,020
                                                          -------        -------        -------
                                                          $ 4,870        $ 3,035        $ 2,617
                                                          =======        =======        =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 21 -     OTHER INCOME (EXPENSES), NET

                                                                  Year ended December 31,
                                                             --------------------------------
                                                             2003          2002          2001
                                                             ----          ----          ----
              Gain (loss) on sale of property
               plant and equipment                          $ 915         $(743)        $ 327
              Others, net                                     (12)          281           447
                                                            -----         -----         -----
                                                            $ 903         $(462)        $ 774
                                                            =====         =====         =====

Note 22  -    RELATED PARTIES TRANSACTIONS AND BALANCES

                                                            Year ended December 31,
                                                      ---------------------------------
                                                      2003          2002           2001
                                                      ----          ----           ----
              Income -
               Sales (*)                            $34,674        $37,924        $28,675
               Expenses charged                     $ 1,773        $   902        $   633

              Cost and expenses -

               Supplies and services                $21,606        $10,457        $11,125
               Participation in expenses (*)        $ 1,751        $ 1,498        $ 1,632
               Financial expenses                   $    23        $   110        $   193


                                                             December 31,
                                                         ------------------
                                                         2003          2002
                                                         ----          ----
               Trade receivables (*)                   $  6,668      $  9,647
               Trade payables                          $  4,975      $  4,006


               (*) The amounts relate mainly to transactions with VSI.

Note 23 -     RECONCILIATION TO ISRAELI GAAP

              As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

              Differences between U.S. GAAP and Israeli GAAP:

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 23 -     RECONCILIATION TO ISRAELI GAAP (CONT.)

              A building purchased from Elbit Ltd.
              ------------------------------------

              According to generally accepted accounting principles in Israel ("Israeli GAAP"), the Company charged to capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999.

              According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

              Proportional consolidation method
              ---------------------------------

              According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

              Tax benefit in respect of options exercised
              -------------------------------------------

              According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

              Goodwill
              --------

              Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 23 -     RECONCILIATION TO ISRAELI GAAP

                    1.   Effect on net income and earnings per share

                                                                       Year ended December 31
                                                              --------------------------------------
                                                              2003             2002             2001
                                                              ----             ----             ----
              Net income as reported according to
                    U.S. GAAP                               $ 45,945        $ 45,113         $ 40,796
              Adjustments to Israeli GAAP                        595          (4,227)           1,767
                                                            --------        --------         --------
                Net income according to Israeli GAAP        $ 46,540        $ 40,886         $ 42,563
                                                            ========        ========         ========

                    2.   Effect on shareholders' equity

                                                                                              As per
                                                          As reported      Adjustments     Israeli GAAP
                                                          -----------      -----------     ------------
              As of December 31, 2003
                Shareholders' equity                        $452,079        $(10,367)        $441,712
                                                            ========        ========         ========

              As of December 31, 2002
                Shareholders' equity                        $411,361        $(11,076)        $400,285
                                                            ========        ========         ========



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                                      -58-